UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

24 February 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒

Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

24 February 2025

BMO Global Metals, Mining & Critical Minerals Conference

BHP CEO, Mike Henry, will present at the Bank of America Securities 2025 Global Metals, Mining & Critical Minerals Conference today in Miami, USA at 8:00am Eastern Standard Time (12:00am Melbourne time 25 February 2025).

A copy of the presentation slides is attached.

The presentation slides and a transcript of Mike’s speech will be available on BHP’s website shortly after the presentation at:

https://www.bhp.com/investors/presentations-events.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media	Investor Relations

media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia

Josie Brophy	John-Paul Santamaria
+61 417 622 839	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Gabrielle Notley	James Bell
+61 411 071 715	+44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BMO Global Metals, Mining & Critical Minerals Conference Western Australia Iron Ore

Disclaimer The information in this presentation is current as at 18 February 2025. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the half year ended 31 December 2024. Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs, and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’ ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’ or similar words. These statements discuss future expectations or performance or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date of this presentation. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2024 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Emissions data Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions under the calculation methodologies used in the preparation of such data, all GHG emissions data or references to GHG emissions (including ratios or percentages) in this presentation are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. There may also be differences in the manner that third parties calculate or report GHG emissions compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2024, available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 14. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the half year ended 31 December 2024 compared with the half year ended 31 December 2023; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding Petroleum from FY21 onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium-term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP’s acquisition of OZ Minerals Limited (OZL) during FY23 are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Unless expressly stated otherwise, for information and data in this presentation related to BHP’s social value or sustainability position or performance: former OZL operations that form part of BHP’s Copper South Australia asset and the West Musgrave Project are included for the period until 2 April 2024; former OZL Brazil assets are excluded; and all such information and data excludes BHP’s interest in non-operated assets. Data in relation to the Daunia and Blackwater mines is shown for the period up to completion on 2 April 2024, unless expressly stated otherwise. Some of the land and tenements related to the Daunia and Blackwater mines are pending transfer following completion, however given that the assets are no longer under BMA’s control or operated for BMA’s benefit (except for periods prior to completion or where specifically stated) data related to the land and tenements has been excluded from this presentation. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to ‘Non-IFRS financial information’ in the BHP Financial Report for the half year ended 31 December 2024. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. No financial or investment advice – South Africa BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 30 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2024 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include Antamina, Samarco and Vicuña. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, and sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) from 1 July 2024 to 31 December 2024 unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. BMO Global Metals, Mining & Critical Minerals Conference 24 February 2025 2

A winning strategy

A focused portfolio, operational excellence and a distinctive approach to social value provide an enduring competitive advantage

BHP has large, high-quality, long-life assets…


Jansen
Spence
Escondida
WAIO
BMA
Copper SA

…in commodities positively leveraged to global megatrends

- Population growth
- Urbanisation
- Increased living standards
- Data centres and AI
- Energy transition

Our capital discipline and operational excellence…

- Highest margins[1]
- Consistent NOCF[2]
- Strong balance sheet
- Delivering social value

…enables organic growth and delivers value

Chilean copper	Copper South Australia	Jansen Stages 1 & 2	Western Australia Iron Ore
Pathways back to ~1.4 Mtpa[3]	650 ktpa aspiration[4]	8.5 Mtpa	Studies for up to 330 Mtpa

Note: WAIO – Western Australia Iron Ore; BMA – BHP Mitsubishi Alliance; NOCF – Net operating cash flow.

BMO Global Metals, Mining & Critical Minerals Conference
24 February 2025
3
BHP

A strong start to FY25 Continued operational excellence delivers copper growth and solid financial results On track for FY25 production guidance at all assets; Copper SA revised 10% copper production growth YoY in HY25; 19% growth across FY22-245 Cost control delivers sector leading margins, strong cash flow and dividend Portfolio of attractive organic growth projects advancing in potash and copper Vicuña established to develop a Tier 1 copper project in Argentina Comprehensive Samarco settlement agreement reached with Brazilian authorities Jansen BMO Global Metals, Mining & Critical Minerals Conference 24 February 2025 4

Delivering consistent cash flows Sector leading cash flow generation allows for allocation to both growth and returns Our sector leading margins and consistent cash flow generation… Consistent and strong net operating cash flows7 (Net operating cash flow, US$ bn) (Underlying EBITDA margin, %) • Strong EBITDA margins, averaging 53% since FY10 45 75 • Annual net operating cash flow of >US$15 bn consistently since FY10 …has driven significant shareholder returns 30 50 • Capital Allocation Framework is embedded in all decision making • US$83 bn in cash returns, post the introduction of the CAF in FY166 15 25 US$15 bn …and will provide funding for our growth and returns • Cash flow generation supports our funding requirements • High quality suite of attractive organic growth options 0 0 FY10 FY12 FY14 FY16 FY18 FY20 FY22 FY24 Operating cash flow (H1) Operating cash flow (H2) Underlying EBITDA margin BMO Global Metals, Mining & Critical Minerals Conference 24 February 2025 5

Premium assets in the most attractive commodities A simple portfolio of assets with strong growth potential underpinned by distinctive sources of competitive advantage Lowest cost Premium priced product Iron ore Steelmaking coal Lowest cost producer globally8 Leading producer of higher-quality coal Biggest resource Large scale Copper Potash Largest global resource base9 Low cost and expandable Escondida BMO Global Metals, Mining & Critical Minerals Conference 24 February 2025 6

WAIO: the world's leading iron ore business

Stronger free cash flow generation than peers, helping to drive shareholder returns and growth

Operational excellence coupled with structural advantages

5th year

as lowest cost major iron ore producer[8]

Since FY20 WAIO is on track to deliver…

>10 ppt

better cost performance vs. Pilbara competitors[10]

Consistent superior free cash flow (FCF) generation

(Iron ore FCF, US$/dmt)[11] (C1 unit cost US$/t)



120
100
80
60
40
20
0
30
25
20
15
10
5
0
FY20
FY21
FY22
FY23
FY24
BHP FCF/t
BHP C1 unit cost
Competitor average FCF/t
Incremental competitor average C1 unit cost

Note: Competitors include Fortescue Metals Group, Rio Tinto and Vale.
Source: BHP analysis, publicly available reports.

BMO Global Metals, Mining & Critical Minerals Conference
24 February 2025
7

BHP

Copper: a compelling pipeline of organic growth options Unlocking the world’s largest copper endowment with an aspirational pathway towards over 2 Mtpa of attributable copper production12 Chilean copper projects have potential to grow production13 Copper SA growth pathway capturing US$1.5 bn in potential synergies (Average annual copper production, ktpa) (Copper production15, ktpa) 1,600 700 ~150 ktpa ~1,400 kt Oak Dam 1,400 600 and further >500 ktpa OD growth 1,200 500 1,000 ~900 kt 14 FY25 production 400 guidance range: 800 300 – 325 ktpa 300 600 200 400 200 100 0 0 FY31—FY40 Chilean growth Growth Path Further potential FY25e Olympic Carrapateena Prominent Phase 1 Phase 2 average without program FY31—FY40 from expansion of Dam Hill growth growth growth initiatives average leaching facilities (early 2030s) (mid 2030s) Note – Phase 1 and Phase 2 growth subject to permitting and Final Investment Decision BMO Global Metals, Mining & Critical Minerals Conference 24 February 2025 8

Attractive internal options to grow in copper for value Our organic projects benchmark well vs. current market valuations of listed copper producers Capital intensity of Chilean growth vs. listed copper producer valuations (US$k/tpa CuEq production) Average ~US$50k/t Project Organic growth is attractive 26 – 43 • Typically lower risk 23 – 32 25 – 33 • In-depth resource understanding and internal expertise 19 – 28 • Leverages BHP’s differentiated strengths: Mid-point 15 – 21 average – Robust investment processes ~US$23k/t – Project delivery capabilities – Approach to social value 2 – 3 • Change of control premium not required IRR16 (%): 35 – 41 13 – 16 18 – 24 15 – 21 16 – 20 13 – 55 Spence Escondida BHP Cerro Laguna Spence Copper producer chalcopyrite new Leach Colorado Seca Concentrator market leaching concentrator (Ripios) restart Expansion Growth valuations17 BMO Global Metals, Mining & Critical Minerals Conference 24 February 2025 9

Vicuña: emerging copper district with world class potential Transaction close was an important step towards the development of both the Filo del Sol and Josemaria projects Transaction closed on 15 January 2025 • A long-term strategic alliance between BHP and Lundin Mining • 50/50 JV structure enables strong governance and operating practices • Josemaria and Filo project teams are transitioning to Vicuña Next steps • Mineral resource estimate expected in H1 CY25 • Timing and scope of technical studies to be provided in H1 CY25 RIGI bill provides significant opportunity • Incentivises large foreign investment into Argentina – Reduced income taxes, exempt from withholding income tax – Ability to repatriate cash – 30-year stability period • Two years from July 2024 to qualify the project under RIGI Phased development pathway Josemaria • Integrated project plan being advanced, incorporating both Filo del Sol and Josemaria projects through a phased development strategy BMO Global Metals, Mining & Critical Minerals Conference 24 February 2025 10

Jansen: a top tier asset set for strong cash flow Designed to be a first quartile cost potash producer that is expected to be resilient through the cycle Potash is an attractive future-facing commodity • Exposure to global megatrends • Leverage to population growth and higher living standards • Supply-driven market, reliable demand with upside World class asset • Low cost, cash generative and long-life asset • Growth via potential capital efficient expansions • Increased diversification, only major miner in potash Ready for ramp up post first production in late CY26 • Supporting training and recruitment of trade personnel • Working with buyers across all major potash consuming regions Jansen BMO Global Metals, Mining & Critical Minerals Conference 24 February 2025 11

Investment proposition Attractive returns underpinned by operational excellence, capital allocation discipline and social value commitment Operational Disciplined Value and returns excellence capital allocation World class Differentiated Agile decision Strong Capital A framework Commitment Increasing Resilience assets culture and making and balance Allocation for growth to social exposure to through the capability strategic sheet Framework with an active value and future-facing cycle flexibility pursuit of sustainability commodities opportunities BMO Global Metals, Mining & Critical Minerals Conference 24 February 2025 12

BHP

Footnotes 1. Slide 3: BHP Underlying EBITDA margin (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (exc. Marketing), Rio Tinto, Vale. 2. Slide 3: See slide 5 demonstrating consistent net operating cash flows between FY10 and FY24. 3. Slide 3: Chilean copper refers to Escondida and Pampa Norte, excluding exploration. For further information on Chilean copper growth pathways refer to slide 8. 4. Slide 3: Aspiration includes Inferred Resources from Oak Dam and Exploration studies at OD Deeps. 5. Slide 4: 10% increase in copper production from H1 FY24 (894 kt) to H1 FY25 (987 kt). 19% increase in copper production from FY22 (1,574 kt) to FY24 (1,865 kt). 6. Slide 5: Includes total cash dividends paid from FY16 interim to FY24 final (inclusive), including the US$5.2 bn special dividend paid from US Onshore proceeds. 7. Slide 5: BHP Underlying EBITDA margin (excluding third party products). BHP net operating cash flow information related to periods prior to FY20 are as reported and have not been restated for IFRS5 Non-current Assets Held for Sale and Discontinued Operations. FY11 and FY10 have also not been restated for other accounting standard changes. Presented on a total operations basis. 8. Slide 6 and 7: BHP internal analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors, including Fortescue, Rio Tinto and Vale. There may be differences in the manner that third parties calculate or report unit costs compared to BHP, which means that third-party data may not be comparable to our data. WAIO C1 unit costs excludes royalties (government and third party royalties), net inventory movements, depletion of production stripping, exploration expenses, marketing purchases, demurrage, exchange rate gains/losses and other income. 9. Slide 6: Largest copper mineral resources on a contained metal basis, equity share. Source BHP data: BHP Annual Report 2024. 10. Slide 7: Outperformance based on average percentage increase in costs of Pilbara competitors based on publicly available information for their financial reporting period assuming midpoint of guidance. 11. Slide 7: Based on disclosed financial data as reported by competitors. There may be differences in the manner that third parties calculate or report this information compared to BHP, which means third-party data may not be comparable to our data. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to ‘Non-IFRS financial information’ in the BHP Financial Report for the half year ended 31 December 2024. 12. Slide 8: Represents our current aspiration for BHP group attributable copper production, and not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential from non-operated joint ventures as well as exploration programs. The pathway is subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, in which factors are uncertain. 13. Slide 8: Chilean growth program includes Escondida new concentrator, Laguna Seca expansion, Spence throughput and recovery increase, Escondida and Pampa Norte leaching options. Further potential includes leaching extension through Nitrate Leach, and Cerro Colorado Hypogene development. 14. Slide 8: Indicated no new growth investment. 15. Slide 8: Represents our current aspiration for Copper South Australia, and not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential impacts from our exploration program and assets acquired as part of the OZ Minerals acquisition. Includes Inferred Resources from Oak Dam and Exploration studies at OD Deeps. The pathway to increase potential production at Copper South Australia is subject to regulatory approvals, market capacity and, in certain cases, the development of exploration assets, which factors are uncertain. 16. Slide 9: IRR based on low and high potential capex ranges at $4.50/lb copper consensus price (real 2024) based on the median of long-term forecasts from Bank of America, Barrenjoey, Citi, Deutsche Bank, Goldman Sachs, JPMorgan and UBS. 17. Slide 9: Listed copper producers include Antofagasta, First Quantum, Freeport, Ivanhoe, Southern Copper and Teck. Copper producer capital intensities calculated as enterprise value divided by last twelve months of copper equivalent production. BMO Global Metals, Mining & Critical Minerals Conference 24 February 2025 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 24, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary